UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KiOR Inc.

(Name of issuer)

Class A Common Stock

(Title of class of securities)

497219109

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 497219109	Page 2 of 8 Pages

(1)	Names of reporting persons Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Alberta, Canada
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 shares
(6) Shared voting power 8,561,143 shares
(7) Sole dispositive power 0 shares
(8) Shared dispositive power 8,561,143 shares
(9)	Aggregate amount beneficially owned by each reporting person 8,561,143 shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 21.3%*
(12)	Type of reporting person (see instructions) IA, OO

*	Percentage calculated on the basis of 40,205,565 shares of Class A Common Stock issued and outstanding as of November 4, 2011.

SCHEDULE 13G

CUSIP No. 497219109	Page 3 of 8 Pages

(1)	Names of reporting persons 1538731 Alberta Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Alberta, Canada
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 shares
(6) Shared voting power 3,073,450 shares
(7) Sole dispositive power 0 shares
(8) Shared dispositive power 3,073,450 shares
(9)	Aggregate amount beneficially owned by each reporting person 3,073,450 shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.7%*
(12)	Type of reporting person (see instructions) FI

*	Percentage calculated on the basis of 40,205,565 shares of Class A Common Stock issued and outstanding on November 4, 2011.

SCHEDULE 13G

CUSIP No. 497219109	Page 4 of 8 Pages

(1)	Names of reporting persons 1538716 Alberta Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Alberta, Canada
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 shares
(6) Shared voting power 5,487,693 shares
(7) Sole dispositive power 0 shares
(8) Shared dispositive power 5,487,693 shares
(9)	Aggregate amount beneficially owned by each reporting person 5,487,693 shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 13.6%*
(12)	Type of reporting person (see instructions) FI

*	Percentage calculated on the basis of 40,205,565 shares of Class A Common Stock issued and outstanding on November 4, 2011.

SCHEDULE 13G

CUSIP No. 497219109	Page 5 of 8 Pages

INTRODUCTORY NOTE: This Statement on Schedule 13G is being filed by (i) Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation, (“AIMCo”), a body corporate established under the Alberta Investment Management Corporation Act R.S.A. c.A-26.5 (2007) (the “Alberta Investment Management Corporation Act”), with respect to investments held on behalf of clients for which AIMCo serves as investment manager, (ii) 1538731 Alberta Ltd., (“Alberta 1538731”) and (iii) 1538716 Alberta Ltd., (“Alberta 1538716”). The securities reported in this Schedule 13G are directly held by Alberta 1538731 and Alberta 1538716. AIMCo may be deemed to have voting and investment power with respect to shares held by Alberta 1538731 and Alberta 1538716. AIMCo disclaims beneficial ownership of the Issuer’s shares reported herein in which AIMCo has no actual pecuniary interest.

Item 1(a)	Name of Issuer: KiOR Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

13001 Bay Park Road
Pasadena, Texas 77507

Item 2(a)	Name of Person Filing:

AIMCo
Alberta 1538731
Alberta 1538716

Item 2(b)	Address of Principal Business Office or, if none, Residence:

AIMCo: 1100 – 10830 Jasper Avenue, Edmonton, Alberta T5J 2B3
Alberta 1538731: 1100 – 10830 Jasper Avenue, Edmonton, Alberta T5J 2B3
Alberta 1538716: 1100 – 10830 Jasper Avenue, Edmonton, Alberta T5J 2B3

Item 2(c)	Citizenship:

AIMCo: Canadian
Alberta 1538731: Canadian
Alberta 1538716: Canadian

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP Number:

497219109

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13-2(b) or (c), check whether the person filing is a:

Item 3 is not applicable.

Item 4	Ownership.

Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation:

SCHEDULE 13G

CUSIP No. 497219109	Page 6 of 8 Pages

(a)	Amount beneficially owned: (i) 7,786,616 shares of Class A Common Stock and (ii) warrants for 774,527 shares of Class A Common Stock, for a total of 8,561,143 shares

(b)	Percentage of Class: 21.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 8,561,143 shares

(iii)	Sole power to dispose or to direct the disposition of: 0 shares

(iv)	Shared power to dispose or to direct the disposition of: 8,561,143 shares

Alberta 1538731:

(a)	Amount beneficially owned: (i) 2,795,395 shares of Class A Common Stock and (ii) warrants for 278,055 shares of Class A Common Stock, for a total of 3,073,450 shares

(b)	Percentage of Class: 7.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 3,073,450 shares

(iii)	Sole power to dispose or to direct the disposition of: 0 shares

(iv)	Shared power to dispose or to direct the disposition of: 3,073,450 shares

Alberta 1538716:

(a)	Amount beneficially owned: (i) 4,991,221 shares of Class A Common Stock and (ii) warrants for 496,472 shares of Class A Common Stock, for a total of 5,487,693 shares

(b)	Percentage of Class: 13.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 5,487,693 shares

(iii)	Sole power to dispose or to direct the disposition of: 0 shares

(iv)	Shared power to dispose or to direct the disposition of: 5,487,693 shares

Item 5	Ownership of Five Percent or Less of a Class.

Item 5 is not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

See disclosure in Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Introductory Note above.

SCHEDULE 13G

CUSIP No. 497219109	Page 7 of 8 Pages

Item 8	Identification and Classification of Members of the Group.

See Introductory Note above.

Item 9	Notice of Dissolution of Group.

Item 9 is not applicable.

Item 10	Certifications.

Item 10 is not applicable.

Exhibits	Exhibit 99.1. Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA AS REPRESENTED BY ALBERTA INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Jagdeep Singh Bachher
Name:	Jagdeep Singh Bachher, for Alberta Investment Management Corporation
Title:	Deputy Chief Investment Officer, Change Management

1538731 ALBERTA LTD.

By:	/s/ Ben Hawkins
Name:	Ben Hawkins
Title:	Director and President

1538716 ALBERTA LTD.

By:	/s/ Ben Hawkins
Name:	Ben Hawkins
Title:	Director and President